LOCKUP AND LEAK-OUT AGREEMENT

THIS LOCKUP AND LEAK-OUT AGREEMENT (the “Agreement”), entered into effective the 24th day of July 2009, (the “Effective Date”) is by and between Desert Hawk Gold Corp., a Nevada corporation (the “Company”), and Clifton Mining Company a Utah corporation (the “Shareholder”).

RECITALS:

WHEREAS, the Shareholder acquired shares of common stock of the Company pursuant to the terms of a Mining Venture Agreement dated July 24, 2009, by and between the Company and the Shareholder (the “Mining Venture Agreement”), whereby the Shareholder agreed to accept such shares subject to the condition that such shares would be subject to certain lockup provisions;

WHEREAS, the Company is attempting to seek financing for the development of the mining claims covered by the Mining Venture Agreement;

WHEREAS, management of the Company and the Shareholder reasonably believe that the ability to successfully raise such funds would be severely hampered by the unregulated overhang in the market of the shares owned by certain shareholders of the Company, including the Shareholder;

WHEREAS, the Shareholder believes that the principal method for increasing the value in its shares is to raise the funding necessary to implement the terms of the Mining Venture Agreement;

WHEREAS, to assist the Company in its funding process and in creating an orderly market for its shares, the Shareholder is willing to lockup its shares, subject to the terms of this Agreement;

NOW, THEREFORE, in consideration of the mutual terms and conditions of this Agreement, the parties hereto agree as follows:

1.           Shares Covered by this Agreement.  This Agreement shall pertain to all of the 500,000 shares originally issued to the Shareholder by the Company pursuant to Section 4.5 of the Mining Venture Agreement and any shares of common stock received by the Shareholder from the Company pursuant to any split-ups, stock dividends or other increases or reductions affecting such shares (the “Shares”).  This Agreement shall not apply to shares of common stock of the Company acquired by the Shareholder from any other source.

2.           Lockup of Shares.  Until one year following the filing of a registration statement (the “Registration Statement”) by the Company with the Securities and Exchange Commission (the “SEC”), the Shareholder hereby agrees that he will not, (and will cause any immediate family member of (i) the Shareholder or (ii) the Shareholder’s spouse, living in the Shareholder’s household not to), without the prior written consent of the Company (which consent may be withheld in its sole discretion), directly or indirectly, sell, offer, contract or grant any option to sell (including without limitation any short sale), pledge, transfer, establish an open “put equivalent position” within the meaning of Rule 16a-1(h) under the Securities Exchange Act of 1934, as amended, (the “Exchange Act”) or otherwise dispose of any Shares, options or warrants to acquire the Shares, or securities exchangeable or exercisable for or convertible into the Shares currently or hereafter owned either of record or beneficially (as defined in Rule 13d-3 under the Exchange Act) by the Shareholder (or such spouse or family member), or publicly announce an intention to do any of the foregoing (the “Initial Lockup Period”).  These restrictions on resale of the Shares shall be in addition to any limitations pertaining to the resale of the Shares by the Shareholder pursuant to Rule 144 promulgated by the SEC under the Securities Act of 1933, as amended.  The Shareholder also agrees and consents to the entry of stop transfer instructions with the Company’s transfer agent and registrar against the transfer of the Shares or securities convertible into or exchangeable or exercisable for the Shares held by the Shareholder except in compliance with the foregoing restrictions.

3.           Leak-Out Provisions.  Subject to the lockup provisions of Paragraph 2 of this Agreement, and subject to compliance with federal and state securities laws and regulations, including, but not limited to Rule 144 promulgated by the SEC, the Shareholder may, after the Initial Lockup Period, sell up to 20% of the original number of Shares (as adjusted for any stock split-ups, stock dividends or other increases or reductions affecting the Shares) during any twelve-month period.

4.           Term.  The term of this Agreement shall commence on the Effective Date and shall terminate on the date which is six years from the date of filing the Registration Statement.  Following the term of this Agreement, no further lockup or leak-out provisions of this Agreement shall apply to the Shares.

5.           Default.  Should any party to this Agreement default in any of the covenants, conditions, or promises contained herein, the defaulting party shall pay all costs and expenses, including a reasonable attorney’s fee, which may arise or accrue from enforcing this Agreement, or in pursuing any remedy provided hereunder or by statute.

6.           Governing Law.  This Agreement and the rights and duties of the parties hereto shall be construed and determined in accordance with the laws of the State of Utah, and any and all actions to enforce the provisions of this Agreement, shall be brought in a court of competent jurisdiction in the State of Utah and in no other place.

7.           Successors and Assigns.  This Agreement shall be binding upon and shall inure to the benefit of the parties hereto, their administrators, successors and assigns.

8.           Partial Invalidity.  If any term, covenant, condition, or provision of this Agreement or the application thereof to any person or circumstance shall to any extent be invalid or unenforceable, the remainder of this Agreement or application of such term or provision to persons or circumstances other than those as to which it is held to be invalid or unenforceable shall not be affected thereby and each term, covenant, condition, or provision of this Agreement shall be valid and shall be enforceable to the fullest extent permitted by law.

 9.          Interpretation of Agreement.  This Agreement shall be interpreted and construed as if equally drafted by all parties hereto.

10.         Amendment.  This Agreement or any provision hereof may not be changed, waived, terminated, or discharged except by means of a written supplemental instrument signed by the party or parties against whom enforcement of the change, waiver, termination, or discharge is sought.

11.         Full Knowledge.  By their signatures, the parties acknowledge that they have carefully read and fully understand the terms and conditions of this Agreement, that each party has had the benefit of counsel, or has been advised to obtain counsel, and that each party has freely agreed to be bound by the terms and conditions of this Agreement.

12.         Headings.  The descriptive headings of the various paragraphs or parts of this Agreement are for convenience only and shall not affect the meaning or construction of any of the provisions hereof.

13.         Counterparts. This Agreement may be executed in any number of counterparts and all such counterparts taken together shall be deemed to constitute one instrument.  Delivery of an executed counterpart of this Agreement by facsimile shall be equally as effective as delivery of a manually executed counterpart of this Agreement.  Any party delivering an executed counterpart of this Agreement by facsimile also shall deliver a manually executed counterpart of this Agreement, but the failure to deliver a manually executed counterpart shall not affect the validity, enforceability, or binding effect of this Agreement.

IN WITNESS WHEREOF, each of the undersigned has executed this Agreement the respective day and year set forth below.

THE COMPANY:	Desert Hawk Gold Corp.

Date: August 18, 2009	By	/s/ Robert E. Jorgensen
Robert E. Jorgensen, President

THE SHAREHOLDER:	Clifton Mining Company

Date: August 18, 2009	By	/s/ Ken Friedman
Ken Friedman, President